IMMEDIATE RELEASE
                                                        February 28, 1997


Contact:       Ian Campbell (818) 775-3773
               Charlie Coleman (818) 775-3766


                      GREAT WESTERN ISSUES STATEMENT

        CHATSWORTH, Calif. -- In response to inquiries, Great Western Financial Corporation (NYSE: GWF) today issued the following statement:

               "H.F. Ahmanson has misrepresented the result of the informal conference held in chambers yesterday with Vice Chancellor Jacobs. At that conference, the Court made no rulings and entered no orders concerning the legality of H.F. Ahmanson's proposed by-law. The Court stated that it would resolve the question of the legality of the proposed by-law on an expedited basis as soon as the issue becomes relevant."

               With assets of $42.9 billion, Great Western Financial Corporation is a diversified financial services company operating more than 1,150 mortgage lending, retail banking, and consumer finance offices nationwide. Great Western's principal subsidiary, Great Western Bank, is a mortgage-oriented consumer bank with banking branch networks in California and Florida.

               Great Western and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to Ahmanson's consent solicitation. The participants in this solicitation may include the directors of Great Western (James F. Montgomery, John F. Maher, Dr. David Alexander, H. Frederick Christie, Stephen E. Frank, John V. Giovenco, Firmin A. Gryp, Enrique Hernandez, Jr., Charles D. Miller, Dr. Alberta E. Siegel and Willis B. Wood, Jr.); the following executive officers of Great Western:
J. Lance Erikson (Executive Vice President, Secretary and General Counsel), Carl F. Geuther (Vice Chairman and Chief Financial Officer), Michael M. Pappas (Vice Chairman and President, Consumer Finance Division), A. William Schenck III (Vice Chairman), Ray W. Sims
(Executive Vice President), and Jaynie M. Studenmund (Executive Vice President); and the following other members of management of Great
Western: Stephen F. Adams (First Vice President, Associate General Counsel and Assistant Secretary), Bruce F. Antenberg (Senior Vice President-Finance, Treasurer and Assistant Secretary), Barry R. Barkley (Senior Vice President and Controller), Ian D. Campbell (Senior Vice President), Charles Coleman (Vice President, Great Western Bank), Allen
D. Meadows (Senior Vice President, Great Western Bank), and John A. Trotter (First Vice President, Great Western Bank).

               As of the date of this communication, James F. Montgomery and John F. Maher beneficially owned 605,488 shares and 611,762 shares of Great Western common stock, respectively (including shares subject to stock options exercisable within 60 days). The remaining participants do not beneficially own, individually or in the aggregate, in excess of 1% of Great Western's equity securities.